

KINGMAKERS OPS

We operate and grow residential services businesses across the US

What kind of businesses are we talking about?

Essential home services (HVAC, plumbing, roofing etc.)

Cash flow greater than $500k/year

Expandable via digital marketing

Recession resistant (the product/ service will still be needed during a recession and can't be easily DIYed)
- **A great indicator are businesses that are still operating during this pandemic**

Owner is ready to retire and has often under-invested in growth



Business model

Build trust by training owners to optimize their business and step away from the day-to-day operations (hire/train a CEO, invest in technology)

In exchange, get option to buy their businesses on favorable terms (strong seller financing, etc)

We then operate and scale portfolio of these systematized businesses under a unified brand

Aim to take the business public or sell to a strategic buyer





The 10-trillion-dollar opportunity

60% of US business owners will retire in the next 10 years

This represents over 10 trillion dollars worth of small businesses that need to switch hands

These businesses are unloved and undervalued (they sell for less than 3x annual cashflow)





This presents a major opportunity

for us to provide stability to businesses owners by helping them optimize their business and then retire on their own terms by exiting their business to us





Our secret sauce is a combination of front-facing and invisible business optimizations

COMPANY

Developing systematic frameworks and training for running each key business process

A data sharing platform for each company and team member to share their learnings across the entire portfolio

TEAM

An obsession with treating our employees well (health benefits, retirement plans, flexible time off, cash bonuses, etc)

Attracting and motivating strong leaders and managers to manage the day to day of our businesses

CUSTOMERS

An obsession with delighting our customers (above and beyond just solving their problem)

Empowering our portfolio companies to methodically give back to their communities - and including their entire team in the process

 KINGMAKERS | Contact us at investors@kingmakers.co

Traction: In the last 6 months, Kingmakers Kingmakers Ops has:

Evaluated <u>850+ deals</u> in the home services space, put in 9 offers to buy residential services businesses on the west coast

We have 2 accepted letters of intent as of July 2020 (with 1 set to close this month)

This company generates $500k+ of cash flow per year

We put a down payment of $270k to buy the business (with the rest structured as seller financing)

We expect this transaction to make the company 9.4x its original investment over 5 years

We plan to do 4-5 transactions of this type with the capital we raise



Deven Soni
Co-Founder



Berkeley
UNIVERSITY OF CALIFORNIA

Goldman
Sachs

HIGHLAND
CAPITAL PARTNERS

WIREDINVESTORS

 KINGMAKERS | Contact us at investors@kingmakers.co

Hayden Miyamoto

Co-Founder







Leadership Team



Kylon Gienger
President



Dmitri Kaminski
Director of Technology & Analytics



Jeremy Hood
Head of Diligence



Quinn Huffman
Director of Acquisitions



Amir Haboosheh
Seller & Investor Relations



Vlad Rascanu
Director of Growth



Our track record since 2015

20 acquisitions

8 exits to date

Over $10mm invested

 KINGMAKERS | Contact us at investors@kingmakers.co

Valuation & terms

$1mm Raise (Regulation Crowdfunding)

SAFE Note (Simple Agreement for Future Equity)

$7mm cap

 KINGMAKERS | Contact us at investors@kingmakers.co

Why Kingmakers Ops

Millions of business owners ready to retire. Covid-19 making it even harder to exit

Win-win model: Helping business owners retire in exchange for acquiring their business on great terms

Talented team: Building systems to optimize portfolio





IDENTIFY

ACCELERATE

INVEST

SYSTEMATIZE

GROW



